UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mainstreet Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $4.00 per share
(Title of Class of Securities)
56064Y100
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56064Y100	13G

1	NAMES OF REPORTING PERSONS
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
560,887

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
560,887

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
560,887

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 7,595,781 shares of Common Stock, par value $4.00 per share (“Common Stock”), outstanding as of December 31, 2021, as reflected in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2022.

CUSIP No. 56064Y100	13G

1	NAMES OF REPORTING PERSONS
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
560,887

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
560,887

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
560,887

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 7,595,781 shares of Common Stock outstanding as of December 31, 2021, as reflected in the Form 8-K filed by the Issuer with the SEC on January 27, 2022.

CUSIP No. 56064Y100	13G

1	NAMES OF REPORTING PERSONS
EJF Sidecar Fund, Series LLC – Small Financial Equities Series

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
402,288

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
402,288

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,288

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 7,595,781 shares of Common Stock outstanding as of December 31, 2021, as reflected in the Form 8-K filed by the Issuer with the SEC on January 27, 2022.

CUSIP No. 56064Y100	13G

1	NAMES OF REPORTING PERSONS
EJF Financial Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
158,599

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
158,599

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,599

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 7,595,781 shares of Common Stock outstanding as of December 31, 2021, as reflected in the Form 8-K filed by the Issuer with the SEC on January 27, 2022.

CUSIP No. 56064Y100	13G

1	NAMES OF REPORTING PERSONS
EJF Financial Services GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
158,599

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
158,599

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,599

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 7,595,781 shares of Common Stock outstanding as of December 31, 2021, as reflected in the Form 8-K filed by the Issuer with the SEC on January 27, 2022.

Item 1. (a)	Name of Issuer

Mainstreet Bancshares, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

10089 Fairfax Boulevard Fairfax, VA 22030

Item 2. (a)	Name of Person Filing

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Sidecar Fund, Series LLC – Small Financial Equities Series;
(iv)	EJF Financial Services Fund, LP (the “Financial Services Fund”); and
(v)	EJF Financial Services GP, LLC

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13G is being filed on behalf of each of them.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each reporting person is:

2107 Wilson Boulevard Suite 410 Arlington, VA 22201

Item 2. (c)	Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)	Title of Class of Securities

Common Stock, par value $4.00 per share (“Common Stock”)

Item 2. (e)	CUSIP Number

56064Y100

Item 3.

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

	(ii)	Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

	(iii)	Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

	(iv)	Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages
.

Each of EJF Sidecar Fund, Series LLC – Small Financial Equities Series and the Financial Services Fund is the record owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Financial Services Fund is the record owner.

EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Small Financial Equities Series and the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities are the record owners.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2022

EJF CAPITAL LLC
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES
By: Its:	EJF CAPITAL LLC Managing Member
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Sidecar Fund, Series LLC – Small Financial Equities Series, a Delaware limited liability company, EJF Financial Services Fund, LP, a Delaware limited partnership, and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 11, 2022

EJF CAPITAL LLC
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES
By: Its:	EJF CAPITAL LLC Managing Member
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel